Durham Jones & Pinegar, P.C. 192 East 200 North, Third Floor St. George, Utah 84770-2879 435.674.0400 435.628.1610 Fax www.djplaw.com	Joshua E. Little Attorney at Law jlittle@djplaw.com File No. 41488.00
September 4, 2008
VIA EDGAR
Joseph A. Foti
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Mad Catz Interactive, Inc. Form 10-K for the fiscal year ended March 31, 2008 Filed June 30, 2008 Commission File No. 001-14944
Dear Mr. Foti:
We are in receipt of the Staff’s letter dated August 12, 2008 with respect to the above-referenced Form 10-K for the fiscal year ended March 31, 2008. We are responding herein to the Staff’s comments on behalf of our client, Mad Catz Interactive, Inc. (“Mad Catz”), as set forth below. Courtesy copies of this letter are being submitted to the Staff by facsimile delivery.
As requested by the Staff’s letter, Mad Catz hereby acknowledges that: Mad Catz is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and Mad Catz may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Mad Catz’ responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-K. For ease of reference, we have set forth the Staff’s comments and Mad Catz’ response for each item below.
SALT LAKE CITY | OGDEN | ST. GEORGE | LAS VEGAS

Joseph A. Foti
September 4, 2008

Management’s Discussion & Analysis of Financial Condition and Results of Operations, page 28
Liquidity and Capital Resources, page 40
1.	We note from your balance sheet that your inventory balance at March 31, 2008 is significantly higher than the balance at March 31, 2007 and that the change in inventory did not contribute as much to the net cash provided by operating activities as it has done in prior years. Please revise your liquidity section of MD&A in future filings to provide more of a discussion on why inventory levels increased. Also, please discuss how this increase in inventory will affect cash flows from operations and any long-term implications of higher inventory amounts on liquidity.
Mad Catz Response: Mad Catz notes the Staff’s comments and confirms that the MD&A will be revised in future filings in accordance with the Staff’s comments.
Item 9A. Controls and Procedures, page 42
2.	We note that from your disclosure that management concluded that your disclosure controls and procedures were effective at the reasonable assurance level. In light of the disclosure in management’s report on internal control over financial reporting that you identified a material weakness relating to the manual-intensive nature of your consolidation process, please explain to us why you believe it was appropriate to conclude that disclosure controls and procedures were effective. Please include in your response any alternative factors relied upon and a detailed discussion of how your conclusion was determined. Also, in light of the material weakness, please explain to us why you believe the financial statements as of March 31, 2008 are appropriately stated. Additionally, in future filings, please revise MD&A to include a detailed discussion of any material weaknesses, and quantification and analysis of associated uncertainties & trends related to the material weakness, as well as steps or procedures taken to remediate the weakness. See SEC Staff Speech by Dorsey & Hunsaker at the 2004 32nd AICPA Conference.
Mad Catz Response:
Summary
As of the end of its 2008 fiscal year Mad Catz’ management concluded that Mad Catz’ internal control over financial accounting (“ICFR”) had a material weakness related to its financial reporting process which was described in Mad Catz’ Annual Report on Form 10-K for such fiscal year (the “2008 Form 10-K”). Based on the information and analysis described below, at that time, Mad Catz’ chief executive officer and chief financial officer also concluded that Mad Catz’ disclosure controls and procedures (“DCP”) were effective. Subsequent to that evaluation and to the filing of the 2008 Form 10-K, in connection with its evaluation of DCP as of the end of its fiscal first quarter ended June 30, 2008, Mad Catz’ management determined that the matters underlying the material weakness in Mad Catz’ ICFR were not as temporary or solely related to the Saitek Companies as previously concluded (as more fully described below). As a result of this evaluation, Mad Catz’ management concluded that its DCP were not effective as of

Joseph A. Foti
September 4, 2008

June 30, 2008 and Mad Catz’ management further concluded in hindsight that its DCP were not effective as of March 31, 2008, the end of its fiscal year.
Mad Catz reported on the status of its remediation efforts with respect to the material weakness identified in the 2008 Form 10-K and its conclusions regarding its DCP as of June 30, 2008 in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.
Mad Catz respectfully requests that the Staff permit Mad Catz to continue to provide further updates to its remediation efforts with respect to the material weakness in connection with the reports of its evaluation of its DCP in future Quarterly Reports on Form 10-Q.
Historical Background and Analysis
On November 20, 2007, Mad Catz completed the acquisition of the privately-held holding company of five separate subsidiaries (the “Saitek Companies”) with financial reports and processes that had never been consolidated nor audited on a consolidated basis and with separate and distinct financial reporting systems. As a privately-held company, these subsidiaries also had no regulatory financial reporting obligations or oversight. Following the acquisition, Mad Catz’ finance and accounting personnel undertook the significant task of consolidating the Saitek Companies together for the first time, completing the audit of the consolidated group financial information, consolidating the Saitek Companies into the Mad Catz financial group and preparing the pro forma financial information required by Item 9.01 of Form 8-K. As a result of the extraordinary magnitude of the work involved in the consolidation and the preparation and audit of financial statements and pro forma statements, Mad Catz was unable to file the required financial information on Form 8-K/A until May 28, 2008, nearly two months after the end of its 2008 fiscal year.
As described above, as of the end of its 2008 fiscal year and as reported in the 2008 Form 10-K, Mad Catz’ concluded that, as of March 31, 2008, Mad Catz’ ICFR had a material weakness related to its financial reporting process, which was significantly exacerbated by insufficient resources relating to the incremental reporting requirements resulting from the acquisition, integration and consolidation of the Saitek Companies, including the need to develop controls and procedures consistent with public company standards for United States generally accepted accounting principles (“U.S. GAAP”) reporting in the Saitek Companies. Based on the considerations described below, at that time, Mad Catz’ chief executive officer and chief financial officer also determined that Mad Catz’ DCP were effective.
As stated in Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (Release 33-8238, June 5, 2003), although the concepts of ICFR and DCP overlap, there are elements of ICFR that are not subsumed within the definition of DCP as well as elements of DCP that are not subsumed by ICFR. DCP are those controls and procedures that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Included within DCP are those controls and procedures designed to ensure that the information required to

Joseph A. Foti
September 4, 2008

be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. ICFR is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. While Ms. Dorsey and Ms. Hunsaker, in their 2004 speech at the 32nd AICPA Conference, state the Staff’s belief that officers generally will not be able to conclude the DCP are effective when material weaknesses have been identified in ICFR, they do allow for some limited circumstances in which that may not be the case.
While Mad Catz identified a material weakness within its ICFR as of the end of its 2008 fiscal year, management concluded that its DCP were effective, based on an evaluation carried out prior to the filing of the 2008 Form 10-K, on facts that it and its management believed to be relevant as of the evaluation date, and on its understanding that the concepts of ICFR and DCP were not fully consumed within one another, but that adequate DCP could compensate in certain circumstances for failures in ICFR.
Among other things, Mad Catz considered the fact that the material weakness was identified during its fiscal year end close process and was communicated to Mad Catz’ principal executive and financial officers during the ordinary course of the preparation of the public disclosures of its year end financial results and, specifically, prior to any report that was filed with or submitted to the Commission. Furthermore, Mad Catz considered the fact that its principal executive and financial officers reviewed and processed the information about the material weakness and allocated additional resources prior to filing the 2008 Form 10-K to complete the manual consolidation and provide additional supervisory support that was necessary to ensure that information required to be disclosed in the 2008 Form 10-K was ultimately recorded, processed, summarized and reported to allow Mad Catz’ financial statements for its 2008 fiscal year to be prepared and audited and the 2008 Form 10-K to be filed with the Commission on a timely basis. In addition, given that the material weakness was so related to the effort and resources used to complete the initial consolidation and audit of the Saitek entities, which was a one-time project, Mad Catz management concluded that the material weakness did not impact its overall DCP, but related more to the temporary circumstance caused by the integration and consolidation of the Saitek Companies. Mad Catz’ also relied on the following additional DCP to conclude that its disclosure controls were effective as of March 31, 2008: its written disclosure policies and procedures, and the role of executive management in coordinating the disclosure process; its system of allocating responsibility for verifying different aspects of its disclosure to the officers and employees in charge of various businesses and functions within its company; its system of written checklists for assessing the completeness of the financial statement in annual and quarterly reports; and its procedures for maintaining detailed working papers to support its financial statements.
As discussed above, in connection with its evaluation of Mad Catz’ DCP as of the end of its quarterly period ended June 30, 2008, management determined that the material weakness related to Mad Catz financial reporting process described in the 2008 Form 10-K was not

Joseph A. Foti
September 4, 2008

remediated as of June 30, 2008. As part of that evaluation Mad Catz’ management determined that the matters underlying the material weakness in Mad Catz’ ICFR were not as temporary or solely related to the Saitek Companies as previously concluded, and that the more persistent nature of the deficiencies in Mad Catz’ ICFR were not overcome by the other DCP that Mad Catz had in place as of June 30, 2008. Mad Catz reported the results of its evaluation and remediation efforts with respect to the material weakness identified in the 2008 Form 10-K in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.
Mad Catz further notes and confirms the Staff’s further comment regarding revising MD&A in future filings to include a detailed discussion of any material weaknesses, and quantification and analysis of associated uncertainties & trends related to the material weakness, as well as steps or procedures taken to remediate the weakness.
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss), page F-6
3.	In future filings, please revise to disclose the amount of income tax expenses or benefit allocated to each component of other comprehensive income in your statements of changes in shareholders’ equity or in the notes to the Company’s financial statements. Refer to the disclosure requirements outlined in paragraph 25 of SFAS No. 130. Also, please revise to include disclosure of the ending accumulated balances for each item in accumulated other comprehensive income either (i) on the face of the balance sheet, (ii) in a statement of changes in equity or (iii) in the notes to the financial statements. See paragraph 26 of SFAS No. 130.
Mad Catz Response: Mad Catz notes the Staff’s comments and confirms that future filings will be revised in accordance with the Staff’s comments.
Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies
Goodwill, page F-10
4.	Given that goodwill represents a significant portion of your total assets on your consolidated balance sheets as of the end of each of the periods presented, please revise the notes to the financial statements and the Critical Accounting Policies section of MD&A in future filings to expand your discussion of your accounting policy related to goodwill to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill may not be recoverable. Additionally, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset(s), and further, in determining the amount of any impairment loss to be recognized. Your revised disclosure should indicate how you determine fair value in your analysis.
Mad Catz Response: Mad Catz notes the Staff’s comments and confirms that future filings will be revised in accordance with the Staff’s comments.

Joseph A. Foti
September 4, 2008

Adoption of SAB 108, page F-13
5.	We note your disclosure that upon adoption of SAB 108 in fiscal 2007, you recorded several adjustments to correct errors that were considered immaterial under your previous method of evaluating materiality. In light of the fact that you disclose that the first three errors arose in fiscal 2006, please provide us details as to when and how each of these errors arose. Also, please provide us with your materiality analysis for each of these errors for 2006 under the rollover method that was used prior to adoption of SAB 108 and tell us the various factors considered in determining that these errors were not material. See Question 3 and its Interpretive Response to SAB 108. We may have further comment upon review of your response.
Mad Catz Response:
Summary
     As disclosed under the heading “Adoption of SAB 108” in Note 2 to Mad Catz’ Consolidated Financial Statements contained in the 2008 Form 10-K, Mad Catz recorded $812,000 of errors relating to fiscal 2006 as SAB 108 adjustments in fiscal 2007. Mad Catz’ disclosure regarding such errors is provided below:
     Upon adoption, the Company recorded (i) a decrease in accounts payable of $400,000 for excess balances, (ii) a decrease in accrued expenses of $383,000 for excess audit and 10-K filing fees, (iii) a decrease in accounts receivable allowances of $539,000 for excess sales related reserves, (iv) a decrease in goodwill and accumulated other comprehensive income (foreign currency translation adjustment) of $4,880,000 to adjust for the incorrect historical translation of the goodwill balance, and a decrease in deferred tax assets of $510,000 related to the tax effect of these four errors. These corrections resulted in a net decrease in accumulated deficit of $812,000 and a decrease in accumulated other comprehensive income of $4,880,000 to correct errors that were considered immaterial under the Company’s previous method of evaluating materiality. The first three errors arose in fiscal 2006 and the fourth error occurred from 1999 through 2006.
     While Mad Catz’ disclosure states that the decrease in accounts payable, the decrease in accrued expenses and the decrease in accounts receivable all arose in fiscal 2006, the decrease in accrued expenses for excess audit and 10-K filing fees ((ii) in the Note 2 disclosure) actually arose in part during fiscal 2006 and in part in prior years. Mad Catz will correct this disclosure in future filings.
How and when the SAB 108 errors arose
1) The $400,000 accounts payable excess balance arose throughout fiscal 2006 related to purchases for Mad Catz’ Real World Golf product. The error resulted from misapplication of certain manual wire payments made to the vendor as well as certain inventory adjustments made to incorrect accounts.

Joseph A. Foti
September 4, 2008

2) The $383,000 audit and 10-K filing fees excess balance was a result of Mad Catz’ former policy of ratably accruing for audit and 10-K filing fees over the fiscal year as opposed to when the services were rendered (in accordance with Concept 6). The amount of the errors which arose during 2006 (the rollover impact) was $25,000.
3) The $539,000 excess sales related reserves arose throughout 2006 and resulted from various reserve adjustments, the majority of which related to price protection reserve adjustments which resulted from Mad Catz’ former policy of accruing for these reserves in advance of offering them to the customers.
Materiality Evaluation
     Below is a recap of the uncorrected 2006 adjustments and their impact to fiscal 2006 results from the rollover method (in thousands):

					Income effect
					according to the
					Iron Curtain
				Income effect of	(Balance Sheet)	Income effect
				correcting the	method	according to the
				balance sheet in	C = A	Rollover (Income
		Debit	(Credit)	prior period	(Only Inc	Statement) method
#	Accounts and Description	----------- A ------------		B	Stmt accounts)	C - B
2005 Reversals
1	Reversal of prior year understated inventory reserve			54	—	(54)
2006 Uncorrected Adjustments
1	Accounts Payable	400
	COS		400		(400)	(400)
	(To adjust the overstated accounts payable)
2	Accrued Liabilities	383
	G&A Expenses		383	(358)	(383)	(25)
	(To record anticipatory accruals in accordance with concept 6)
3	Sales Related Reserves	539
	G&A		186		(539)	(539)
	Revenue		353
	(To adjust sales related reserves)
4	All other uncorrected adjustments (not recorded as SAB 108 adjustments)				84	84

	Total uncorrected adjustments			(304)	(1,238)	(934)

	Tax effect					360

	After tax total					(574)

	Net loss					(6,653)

	% of Net Loss					8.6%

     $412,000 of the $574,000 after-tax uncorrected adjustments were discovered during fiscal 2007. Based on Mad Catz’ evaluation of these errors in 2007 (when the additional errors were discovered) from both a qualitative or quantitative basis using the guidance of SAB 99,

Joseph A. Foti
September 4, 2008

management did not believe the 2006 financial statements were materially misstated based on the following factors:
1) Mad Catz incurred a significant loss in 2006 ($6.653M), compared to profitability for the prior several years. Fiscal 2006 was a very unusual year, in which Mad Catz experienced a hardware transition which impacted our industry, the early termination of a long-term purchase commitment and unusually high inventory write-downs. Mad Catz’ results subsequently returned to a profit in fiscal 2007, as our industry emerged from the hardware transition and Mad Catz was not burdened by the aforementioned factors. Given the extraordinarily large loss during fiscal 2006, Mad Catz’ management believed that a smaller net loss in fiscal 2006 to approximately $6.1M, when compared to the prior year’s and fiscal 2007 earnings, which were $4.5M in fiscal 2005 and $3.7M in fiscal 2007, was not material given the other qualitative factors considered. Based on the aforementioned, Mad Catz’ management believed that a reasonable investor would not have been influenced had the reported loss of $6.6M been $6.1M.
2) Mad Catz’ gross margin would have increased in fiscal 2006 by $672,000 which would have resulted in an increase to gross profit margin of 1% to 15% from 14%. Although gross margin is typically a measure Mad Catz management, shareholders and analysts use as a key metric in assessing Mad Catz’ performance, in the context of the gross profit margin of approximately 22% in fiscal 2004, approximately 24% in fiscal 2005, approximately 25% in fiscal 2007 and approximately 33% in fiscal 2008, the corrected gross profit margin of 15% is extraordinarily low and Mad Catz management believed that it would not be viewed as a material difference from the reported 14%.
3) The impact was 8.6% of total 2006 net loss and EPS was improved by $0.01. While an 8.6% fluctuation may be material when viewed solely from the perspective of the magnitude of the percent change, management believed that the following qualitative factors below should be weighted more heavily given the large loss incurred in fiscal 2006.
4) The impact was favorable (net loss would have been reduced).
5) The errors did not impact trends, bonus amounts or debt covenants.
Based on management’s SAB 99 analysis and its understanding of the metrics used by shareholders and analysts to evaluate Mad Catz, Mad Catz did not believe the uncorrected errors were material to the results of fiscal 2006, individually or in the aggregate, from a qualitative or quantitative basis, and concluded that restatement of the 2006 financial statements was not necessary.
Note 6. Intangible Assets and Goodwill, page F-17
6.	We note your disclosure that for the previously recorded goodwill in connection with the GameShark acquisition through March 31, 2006, the goodwill was incorrectly recorded in Canadian dollars and translated into US dollars at the prevailing exchange rate at the end of each reporting period. However, we note from your disclosures in previous filings, that the entire amount of the GameShark acquisition purchase price was allocated to intangible assets other than goodwill. Please provide us details of the nature of this $4.8 million adjustment to goodwill and accumulated comprehensive

Joseph A. Foti
September 4, 2008

other income and explain to us how the amount of the adjustment was determined or calculated.
Mad Catz Response: In reviewing the Staff’s comments, Mad Catz determined that the “in connection with the GameShark acquisition” language was inadvertently included in Note 6. In prior years, the corresponding Note stated that Mad Catz had “recorded goodwill in connection with acquisitions completed in prior periods,” referring to Mad Catz’ acquisition of its primary operating subsidiary, Mad Catz, Inc., in 1999. In fact, the entire amount of the GameShark acquisition purchase price was allocated to intangible assets other than goodwill as reported in prior filings. Mad Catz confirms that it will revise the applicable Note in future filings to eliminate the reference to the GameShark acquisition.
7.	Please revise future filings to disclose the amount of expected amortization expense for your intangible assets for each of the next five years. See paragraph 45 of SFAS No. 142.
Mad Catz Response: Mad Catz notes the Staff’s comments and confirms that future filings will be revised in accordance with the Staff’s comments.
Note 14. Quarterly Financial and Market Information, page F-27
8.	In future filings, please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the acquisition of Saitek which occurred in the third quarter of fiscal 2008. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.
Mad Catz’ Response: Mad Catz notes the Staff’s comments and confirms that future filings will be revised in accordance with the Staff’s comments.
          Please direct any questions regarding the foregoing information to the undersigned at (435) 674-0400. Thank you in advance for your cooperation in connection with this matter.

Sincerely, Durham Jones & Pinegar, P.C.
/s/ Joshua Little
Joshua E. Little
JEL/pfs
cc:	Whitney E. Peterson, Esq. Darren Richardson Stewart Halpern Mad Catz Interactive, Inc

Elizabeth Altman KPMG LLP